FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For June 11, 2020

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau
32-36 Rua do Comandante Mata e Oliveira
Macau
Special Administrative Region, PRC
 (Address of principal executive offices)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 11, 2020

Deswell Announces Second Half 2020 Results

-  Company Announces Second Half Cash Dividend of 0.09 Per Share -

FOR IMMEDIATE RELEASE

MACAO (June 11, 2020) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the second half of the fiscal year ended March 31, 2020.

Net sales for the six months ended March 31, 2020 were $27.7 million, a decrease of 13.0% compared to net sales of $31.8 million for the six months ended March 31, 2019. Net sales decreased by 29.5% to $10.7 million in the plastic segment and increased by 2.0% to $17.0 million in the Company’s electronic segment.

Total gross margin increased to 19.2% during the six months ended March 31, 2020, as compared to 17.2% in the same period last year.  Gross profit margin in the plastic segment increased to 23.3% of net sales for the second half of fiscal 2020, as compared to 20.9% of net sales for the corresponding period of last fiscal year.   The increase in gross profit margin in the plastic segment was mainly due to decrease in raw materials cost, offsetting the increases in labor cost, as well as in factory overhead, as a percentage of sales. Gross profit margin for the electronic segment for the six months ended March 31, 2020 increased from 13.9% in second half of fiscal 2019 to 16.7% in the second half of fiscal 2020. The increase was mainly due to the reduction in labor cost as a result of the implementation of cost control measures.

Operating income for the second half of fiscal 2020 remained approximately the same as the same period of fiscal 2019 at $0.3 million.

The Company reported net loss of $2.6 million for the six months ended March 31, 2020, as compared to net income of $1.5 million for the six months ended March 31, 2019.  Non-operating expense for the six months ended March 31, 2020 was $2.6 million, as compared to non-operating income of $1.4 million in the year-ago six months.  Non-operating expense during the six months ended March 31, 2020 was primarily comprised of $3,927,000 from a decrease in the fair value of marketable securities, offsetting rental income of $761,000, dividend income of $485,000 from securities investment, and interest income of $126,000.  Deswell reported basic and diluted loss per share of $0.16 for the second half of fiscal 2020 (based on 15,915,000 and 15,966,000 weighted average shares outstanding, respectively), as compared to basic and diluted income share of $0.10 (based on 15,885,000 and 15,969,000 weighted average shares outstanding), for the six months ended March 31, 2019.

Net sales for the year ended March 31, 2020 were $65.4 million, a decrease of 1.8% compared to net sales of $66.6 million for fiscal 2019.  Operating income for the year ended March 31, 2020 increased to $1.4 million, as compared to operating income of $0.5 million for fiscal 2019. The Company reported net loss of $1.3 million in fiscal 2020, as compared to net income of $4.3 million for the year ended March 31, 2019. The decrease in net income was mainly attributed to the non-operating expense of $2.4 million in fiscal 2020, as compared to the non-operating income of $3.9 million in fiscal 2019. Deswell reported basic and diluted net loss per share of $0.08 for fiscal 2020, (based on 15,914,000 and 16,020,000 weighted average share outstanding, respectively), as compared to basic and diluted income per share of $0.27 (based on 15,855,000 and 16,059,000 weighted average shares outstanding), for the prior fiscal year.

The Company's financial position remained strong, with $22.5 million in cash and cash equivalents and working capital totaled $51.1 million as of March 31, 2020. Furthermore, the Company has no long-term or short-term borrowings as of March 31, 2020.

Mr. Edward So, Chief Executive Officer, commented, “We are pleased with our fiscal 2020 results which included  a strong increase in operating income despite challenges related to Covid-19 and trade conflicts.  Our first priority has been the safety of our employees and to that end we delayed the reopening of our facilities following the Chinese New Year holiday, which resulted in lost production days.   Supply chain interruptions also presented some headwinds but we managed through those challenges and have been able to support our customers.

“While we continue to see demand negatively impacted by the international economic environment, we continue to nurture new customer relationships which we are optimistic can develop into larger commitments.  One of the many strengths of our company is our strong balance sheet which enables us to weather challenging periods and stay focused on the long term performance of the business.  Finally, we brought expenses down in fiscal 2020 and will continue to proactively manage costs to maximize operating profitability for our shareholders”

Second Half Dividend

The Company also announces that its board of directors today declared a cash dividend of $0.09 per share for the second half of the fiscal year ended March 31, 2020.  The dividend will be payable on July 10, 2020 to shareholders of record as of June 25, 2020.

Dividends to be declared in the future will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future development.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the Renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	March 31,	March 31,
	2020	2019
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$22,514	$14,371
Time deposits maturing over three months	783	371
Marketable securities (note 2)	19,441	24,446
Accounts receivable, net	12,301	15,734
Inventories (note 3)	8,578	13,030
Prepaid expenses and other current assets	1,752	2,006
Total current assets	65,369	69,958
Property, plant and equipment - net	28,586	30,211
Time deposits maturing over twelve months	1,424	-
Total assets	$95,379	$100,169

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$4,604	$6,253
Accrued payroll and employee benefits	6,077	5,676
Customer deposits	1,172	1,298
Other accrued liabilities	1,718	1,662
Income taxes payable	735	657
Total current liabilities	14,306	15,546
Deferred income tax liabilities	751	659
Total liabilities	15,057	16,205

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
17,031,810 and 17,061,810 shares issued as of March 31, 2019 And 2020; 15,885,239 and 15,915,239 shares outstanding as of
March 31, 2019 and 2020	53,143	53,063
Treasury stock at cost; 1,146,571 and 1,146,571 shares as of
March 31, 2019 and 2020	(2,821)	(2,821)
Additional paid-in capital	7,989	8,005
Accumulated other comprehensive income	5,316	5,316
Retained earnings	16,695	20,401
Total shareholders' equity	80,322	83,964
Total liabilities and shareholders' equity	$95,379	$100,169

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)
(U.S. dollars in thousands, except per share data)

	Six months ended		Year ended
	March 31,		March 31,
	2020	2019	2020		2019

Net sales	$27,655	$31,786	$65,368		$66,581
Cost of sales	22,335	26,306	53,504		56,311
Gross profit	5,320	5,480	11,864		10,270
Selling, general and administrative expenses	4,818	4,696	10,026		9,459
Other expense, net	245	501	425		278
Operating income	257	283	1,413		533
Non-operating income, (expense), net	(2,579)	1,402	(2.360)		3,884
Income (loss) before income taxes	(2,322)	1,685	(947	) )	4,417
Income taxes	247	169	373		144
Net income (loss) attributable to Deswell Industries, Inc.	$(2,569)	$1,516	$(1,320)		$4,273

Other comprehensive income
	$-	$-	$-		$-
Total comprehensive income (loss) attributable to Deswell Industries, Inc.	$(2,569)	$1,516	$(1,320)		$4,273

Net income per share attributable to
Deswell Industries, Inc. (note 4)
Basic:
Net income (loss) per share	$(0.16)	$0.10	$(0.08)		$0.27
Weighted average common shares outstanding
shares (in thousands)	15,915	15,885	15,914		15,885

Diluted:
Net income (loss) per share	$(0.16)	$0.10	$(0.08)		$0.27
Weighted average common shares
outstanding shares (in thousands)	15,966	15,969	16,020		16,059

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

( U.S. dollars in thousands )	Year ended
	Mar 31,
	2020	2019
Cash flows from operating activities :
Net (loss) income	$(1,320)	$4,273
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	1,973	2,114
Provision for doubtful accounts, net	297	403
Additional charges for obsolescence allowance of inventories, net	426	256
(Gain) loss on disposal of property, plant and equipment	(29)	22
Unrealized holding loss (gain) on marketable securities	5,179	(891)
Gain on sales of marketable securities	(29)	(746)
Deferred income tax	92	(116)
Scrip dividend received	356	(33)
Changes in operating assets and liabilities :
Accounts receivable	3,136	(225)
Inventories	4,026	(353)
Prepaid expenses and other current assets	254	261
Accounts payable	(1,649)	(2,343)
Accrued payroll and employee benefits	401	110
Customer deposits	(126)	(409)
Other accrued liabilities	56	(211)
Income taxes payable	78	54
Net cash provided by operating activities	13,121	2,166

Cash flows from investing activities
Purchase of property, plant and equipment	(507)	(878)
Proceeds from sale of property, plant and equipment, net of transaction costs	188	25
Purchase of marketable securities	(2,121)	(12,704)
Proceeds from sales of marketable securities	1,620	7,210
Release of (increase in) fixed deposits maturing over three months	(412)	1,819
(Increase) decrease in fixed deposits maturing over twelve months	(1,424)	3,129
Net cash used in investing activities	(2,656)	(1,399)

Cash flows from financing activities
Dividends paid	(2,386)	(1,588)
Exercise of stock options	64	-
Net cash used in financing activities	(2,322)	(1,588)

Net (decrease) increase in cash and cash equivalents	8,143	(821)
Cash and cash equivalents, beginning of year	14,371	15,192
Cash and cash equivalents, end of year	22,514	14,371

Supplementary disclosures of cash flow information :
Cash paid during the year for :
Interest	-	-
Income taxes	160	149

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

 1.      Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the “Company”) at March 31, 2020 and March 31, 2019, the results of operations for the six months and year ended March 31, 2020 and March 31, 2019, and the cash flows for the year ended March 31, 2020 and 2019.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 12, 2019 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

COVID-19 Considerations

In February 2020, our plants in PRC were temporarily suspended for 1 to 2 weeks according to the instruction of the local government, related to the corona virus (“COVID 19”). In March 2020, the World Health Organization categorized the COVID-19 as a pandemic, and most of the world experienced the detrimental effects of this health crisis, including widespread economic shutdowns.  As of March 31, 2020, our manufacturing facilities resumed normal operations.

We did not record any asset impairments, inventory charges or bad debt provision related to COVID-19 during the year ended March 31, 2020. However, we believe the economic implications related to COVID-19 may result in temporarily decreased customer demand across all our markets, and if the customer demand is persistently weak in coming months or the operations of our plants in PRC are instructed to suspend again, we may require such charges. We will continue to evaluate the nature and extent of the COVID-19 outbreak’s impact on our financial condition, results of operations and cash flows.

2.       Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2020
	Cost	Gross Unrealized (loss)	Fair value
Marketable securities
Equity securities	$21,920	$(2,479)	$19,441

	March 31, 2019
	Cost	Gross Unrealized gain	Fair value
Marketable securities
Equity securities	$21,746	$2,700	$24,446

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange and Australian Securities Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized loss from these marketable securities for the six months ended March 31, 2020 is included in the non-operating expense of the consolidated statement of income (loss).

During the second half of fiscal 2020, there was no realized gain from the sale of marketable securities.

3.       Inventories

	March 31,	March 31,
	2020	2019
Inventories by major categories :
Raw materials	$4,668	$7,020
Work in progress	2,386	3,884
Finished goods	1,524	2,126
	$8,578	$13,030

4.       Earnings Per Share

The basic net income (loss) per share and diluted net income (loss) per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income (loss) per share is computed by dividing income (loss) available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income (loss) per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income (loss) for the six months ended March 31, 2020 and 2019 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended March 31, 2020 Compared to Six Months Ended March 31, 2019

Net Sales - The Company's net sales for the six months ended March 31, 2020 were $27,655,000, a decrease of $4,131,000 or 13% as compared to $31,786,000 in the corresponding period in fiscal 2019. The decrease was related to a decrease of $4,471,000 in our plastic segment, offsetting an increase of $340,000 in the electronic segment as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in the plastic segment was mainly related to decrease in orders of $1,392,000 from existing customers for telephone, printing and office equipment, and of $2,742,000 for tooling products from other existing customers.

The revenue increase in the electronic segment was mainly due to an increase in orders of $2,347,000 from existing customers for professional audio equipment of signal processors, offsetting a decrease $2,045,000 in sales for mixing consoles from other existing customers.

Gross Profit - Gross profit for the second half of fiscal 2020 was $5,320,000, representing a gross profit margin of 19.2%. This compared with the overall gross profit and gross profit margin of $5,480,000 or 17.2% for the second half of fiscal 2019.

Gross profit in the plastic segment for the six months ended March 31, 2020 was $2,485,000 or 23.3% of net sales, as compared to $3,171,000 or 20.9% of net sales for the same period in the prior fiscal year.  The increase in gross margin for the plastic segment was mainly due to the decrease in raw materials, offsetting the increase in labor costs and in factory overhead, as percentage of net sales, when compared with the same period of last year.

During the six months ended March 31, 2020, gross profit and margin in the electronic segment increased by $526,000 or 2.8% to $2,835,000 or 16.7% of net sales from the same period of last fiscal year. The increase in gross margin was mainly attributed to the decrease in labor cost as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended March 31, 2020 were $4,818,000 or 17.4% of total net sales, as compared to $4,696,000 or 14.8% of total net sales for the six months ended March 31, 2019.

Corporate expenses decreased by $73,000 to $681,000 for the six months ended March 31, 2020 as compared to $754,000 for the same period ended March 31, 2019. The decrease was primarily related to the decrease of the provision of long service compensation.

SG&A expenses in the plastic segment decreased by $195,000 to $2,153,000 or 20.2% of net sales for the second half of fiscal 2020, compared to $2,348,000 or 15.5% of net sales for the corresponding period in fiscal 2019. In terms of total SG&A expense, the decrease was due to a decrease of $283,000 in staff cost and welfare offsetting increases of $40,000 in director remuneration and of $27,000 in utilities, as compared with the same period in the prior fiscal year.  The lower total sales revenues in fiscal 2020 has driven up the SG&A expense as a percentage of sales when compared with that in fiscal 2019.

SG&A expenses in the electronic segment increased by $390,000 to $1,984,000 or 11.7% of net sales for the six months ended March 31, 2020, compared to $1,594,000 or 9.6% of net sales for the corresponding period in fiscal 2019. The increase was primarily related to increases of $224,000 in staff cost and welfare, and of $88,000 in local government taxes and registration fees, when compared to the corresponding period in the prior fiscal year.

Other expense - Other expense was $245,000 for the six months ended March 31, 2020, as compared to other expense of $501,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the six months ended March 31, 2020, was $211,000, as compared to other expense of $461,000 for the same period in the prior fiscal year. The decrease in other expense was mainly due to an exchange loss of $336,000, a provision of $18,000 for doubtful debts, offsetting gains of $84,000 from sales of materials and of $63,000 from the disposal of fixed assets during the second half of fiscal 2020, as compared to an exchange loss of $178,000, a loss of $23,000 from the disposal of fixed assets, and a provision of $345,000 for doubtful debts during the same period of fiscal 2019.

Other expense attributable to the electronic segment for the six months ended March 31, 2020 was $34,000, as compared with other expense of $40,000 for the corresponding period in the prior fiscal year. The decrease in other expense was mainly due to an exchange loss of $39,000 and a provision of $77,000 for doubtful debts, offsetting a gain of $82,000 from sales of materials during the six months ended March 31, 2020, as compared to an exchange loss of $103,000, and a gain of $52,000 from sales of materials and others during the same period of last fiscal year.

Operating Income - Operating income was $257,000 for the six months ended March 31, 2020, as compared to operating income of $283,000 in the corresponding six months in the prior fiscal year.

Corporate expenses of $681,000 and $754,000 were incurred during the fiscal year of 2020 and 2019, respectively.

On a segment basis, the operating income of the plastic segment was $121,000 in the six months ended March 31, 2020, as compared to operating income of $362,000 in the corresponding period in fiscal 2019.   The decrease in operating income in the plastic segment was mainly due to the decrease in the segment sales revenues as described above.

The electronic segment reported operating income of $817,000 in the six months ended March 31, 2020, compared to operating income of $675,000 in the corresponding period in fiscal 2019.  The increase in operating income was mainly due to the increase in gross profit and margin as described above.

Non-operating income (expense) – Non-operating expense for the six months ended March 31, 2020 was $2,579,000, as compared to non-operating income of $1,402,000 in the year-ago six months.  This was primarily due to a decrease of $3,709,000 on change in fair values of marketable securities during the six months ended March 31, 2020, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended March 31, 2020 represented income tax expense of $129,000 and a deferred tax provision of $118,000, as compared to income tax expense of $112,000 and a deferred tax provision of $57,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was income tax expense of $39,000 and a deferred tax provision of $118,000 in the plastic segment for the six months ended March 31, 2020, as compared to income tax expense of $30,000 and a deferred tax provision of $57,000 during the year-ago six months.  Income tax expenses for the electronic segment was $90,000 for the six months ended March 31, 2020, and $82,000 for the corresponding six months of fiscal 2019.

Net income (loss) – The Company had net loss of $2,569,000 for the six months ended March 31, 2020, as compared to net income of $1,516,000 for the six months ended March 31, 2019.  The decreased net income for the second half of fiscal 2020 was mainly attributed to decrease in non-operating income as described above.

Net loss for the plastic segment for the six months ended March 31, 2020 totaled $2,038,000, as compared to net income of $1,676,000 for the corresponding six months in fiscal 2019. The net loss in the second six months of fiscal 2020 for the plastic segment was mainly the result of a decrease in non-operating income, offsetting an increase in gross profit margin as described above.

Net income for the electronic segment for the six months ended March 31, 2020 was $150,000, compared to net income of $594,000 for the corresponding six months of fiscal 2019.  The decrease in net income in the second six-month of fiscal 2020 for the electronic segment was mainly attributable to increases in SG&A expense and non-operating expense as described above.

Year Ended March 31, 2020 Compared to Year Ended March 31, 2019

Net Sales - The Company's net sales for the year ended March 31, 2020 were $65,368,000, a decrease of $1,213,000 or 1.8% as compared to $66,581,000 in the corresponding period in fiscal 2019. The decrease was related to a decrease in sales revenues of $3,425,000 in our plastic segment and an increase of $2,212,000 in sales revenues in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenues decrease in the plastic segment was mainly due to a decrease in orders of $2,311,000 from existing customers for telephone, printing and office equipment, and of $744,000 for tooling products from other existing customers.

The revenues increase in the electronic segment was mainly due to increase of $4,981,000 in orders for professional audio instruments of signal processors, offsetting a decrease of $2,756,000 in orders for mixing consoles from other existing customers.

Gross Profit - Gross profit for the year ended March 31, 2020 was $11,864,000, representing a gross profit margin of 18.1%. This compared with the overall gross profit and gross profit margin of $10,270,000 or 15.4% for the year ended March 31, 2019.

Gross profit in the plastic segment increased by $158,000 to $5,565,000 or 22.0% of net sales for the year ended March 31, 2020, as compared to $5,407,000 or 18.8%% of net sales, for the same period in the prior fiscal year.  The slight increase in gross margin for the plastic segment was mainly due to the decrease in raw materials cost.

Gross profit in the electronic segment increased by $1,436,000 to $6,299,000 or 15.7% of net sales for the year ended March 31, 2020, as compared to $4,863,000 or 12.9% of net sales, for the prior fiscal year. The increase in gross profit and margin was mainly attributed to the increase in sales revenues and savings in raw materials costs, as a percentage of sales, when compared with last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2020 increased by $567,000 to $10,026,000 or 15.3% of total net sales, as compared to $9,459,000 or 14.2% of total net sales for the year ended March 31, 2019.

Corporate expenses decreased by $52,000 to $1,294,000 for the year ended March 31, 2020, as compared to $1,346,000 for the year ended March 31, 2019. The decrease was primarily related to the decrease of the provision of long service compensation.

SG&A expenses in the plastic segment increased by $40,000 to $4,624,000 or 18.2% of net sales for the year ended March 31, 2020, compared to $4,584,000 or 15.9% of net sales for fiscal 2019. The increase was primarily related to an increase of $50,000 in staff costs and welfare, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $579,000 to $4,108,000 or 10.3% of net sales for the year ended March 31, 2020, compared to $3,529,000 or 9.3%of net sales for fiscal 2019. The increase was mainly due to increase of $443,000 in staff costs and welfare, and of $32,000 in legal and professional fees when compared to prior fiscal year.

Other expenses, net- Other expense was $425,000 for the year ended March 31, 2020, as compared to other expense of $278,000 in the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2020 was $584,000, as compared to other expense of $560,000 for prior fiscal year. Other expense in fiscal 2020 was mainly due to $588,000 in exchange loss, a provision of $218,000 for doubtful debts and a gain of $219,000 on sales of materials during fiscal 2020, as compared to $249,000 in exchange loss, and a provision of $403,000 for doubtful receivables in fiscal 2019.

Other income attributable to the electronic segment for the year ended March 31, 2020 was $159,000, as compared with other income of $282,000 for the prior fiscal year. The decrease in other income was mainly due to a decrease of $85,000 in exchange income and an increase of provision of $77,000 for doubtful debts during the year ended March 31, 2020, as compared to last fiscal year.

Operating Income - Operating income was $1,413,000 for the year ended March 31, 2020, as compared to operating income of $533,000 in the prior fiscal year.

Corporate expenses of $1,294,000 and $1,346,000 were incurred during the fiscal year of 2020 and 2019, respectively.

On a segment basis, the operating income in the plastic segment was $357,000 in the year ended March 31, 2020, as compared to operating income of $263,000 in fiscal 2019. The increase in operating income in the plastic segment was mainly due to the improvement in gross profit and margin as described above.

The electronic segment reported an operating income of $2,350,000 in the year ended March 31, 2020, compared to an operating income of $1,616,000 in fiscal 2019.  The increase in operating income was mainly due to the increase in gross profit as described above.

Non-operating income (expense) – Non-expense income for the year ended March 31, 2020 was $2,360,000, as compared to non-operating income of $3,884,000 in last fiscal year.  The decrease in non-operating income was primarily due to decrease of $6,071,000 on change of the fair value of marketable securities, as compared to fiscal 2019.

Income Taxes – Income tax for the year ended March 31, 2020 represented an income tax expense of $264,000 and a deferred tax provision of $109,000, as compared to an income tax expense of $236,000 and a deferred tax benefit of $92,000 in last fiscal year.

On a segment basis, there was income tax expense of $73,000 and a deferred tax provision of $109,000 in the plastic segment for the year ended March 31, 2020, as compared to income tax expense of $81,000 and a deferred tax benefit of $92,000 during the last fiscal year.  The income tax expense of the electronic segment was $191,000 for the year ended March 31, 2020, as compared to $155,000 in fiscal 2019.

Net income (loss) – The Company had net loss of $1,320,000 for the year ended March 31, 2020, as compared to a net income of $4,273,000 for the year ended March 31, 2019.   The decrease in net income was mainly the decrease in non-operating income as described above.

Net loss for the plastic segment for the year ended March 31, 2020 was $1,379,000, as compared to net income of $3,697,000 for fiscal 2019.  The decrease in net income in the plastic segment was mainly due to a decrease in non-operating income, offsetting an increase in gross profit margin as described above.

Net income for the electronic segment for the year ended March 31, 2020 was $1,353,000, as compared to net income of $1,922,000 for fiscal 2019.  The decrease in net income in the electronic segment was mainly attributable to decrease in non-operating income, offsetting an increase in gross profit as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of March 31, 2020, the Company had working capital of $51,063,000 as compared to $54,412,000 at March 31, 2019.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of March 31, 2020.

As of March 31, 2020, the Company had cash and cash equivalents of $22,514,000, as compared to $14,371,000 at March 31, 2019.  During the year ended March 31, 2020, net cash provided by operating activities was $13,121,000.  Net cash used in investing activities was $2,656,000, which is mainly accounted for by proceeds of $1,620,000 from sale of marketable securities and of $188,000 from disposal of fixed assets, offsetting cash used in the purchases of fixed assets for $507,000 and of marketable securities for $2,121,000, as well as increases of $412,000 in fixed deposits maturing over three months, and of $1,424,000 in time deposits maturing over twelve months during the year ended March 31, 2020.   Net cash used in financing activities was comprised mainly of $2,387,000 in dividend payments in the year ended March 31, 2020.

As of March 31, 2020, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.